FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of August 2008

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THE PROXY STATEMENT ATTACHED TO THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-130048) AND FORM S-8 (NOS. 333-136957, 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Attached hereto and incorporated by reference herein is the Registrant’s Notice of Meeting and Proxy Statement for the Annual General Meeting of Shareholders to be held on September 24, 2008.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Shmuel Koren —————————————— Shmuel Koren President and CEO

Dated: August 14, 2008

B.O.S. Better Online Solutions Ltd.
20 Freiman Street
Rishon Le Zion 75101
Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on September 24, 2008

        To our Shareholders:

        You are invited to attend an Annual Meeting of Shareholders of B.O.S. Better Online Solutions Ltd. (the “Company”) to be held in Israel at the offices of Catalyst Fund L.P., at 3 Daniel Frisch St., 11th floor, Tel-Aviv, Israel, on September 24, 2008 at 14:00 p.m. local time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

1.	To reelect Messrs. Edouard Cukierman, Joel Adler, Ronen Zavlik and Dan Hoz and to elect Messrs. Gérard Limat, Guillaume Binder and Jacob Neuhof to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.	To elect two external directors to the Company’s Board of Directors, to hold office for three years, starting from the respective expiration of the terms of the Company’s existing external directors.

The candidates recommended by the Board are: Ms. Nelly Assouline and Mr. David Golan.

3.	To approve the compensation to be paid to the Company’s external directors.

4.	To approve the compensation to be paid to the Company’s directors who are not Company employees or consultants.

5.	To reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company’s Independent Auditors.

6.	To receive the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2007.

7.	To transact such other business as may properly come before the Meeting or any adjournments thereof.

        The Board of Directors has fixed the close of business on August 19, 2008 as the date for determining the holders of record of Ordinary Shares entitled to notice of and to vote at the Meeting and any adjournments thereof.

        Proposals 1,3,4 and 5 are ordinary resolutions which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

        Proposal 2 is a special resolution which requires the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage, provided that such majority must either include at least one third of the shares of Non-Controlling Shareholders voted on the matter, or the total shares of Non-Controlling Shareholders voted against the election may not represent more than one percent of the voting rights of the Company.

        The presentation to our shareholders for consideration of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2007 described in Proposal 6 does not involve a vote of our shareholders.

        The Board of Directors believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your attendance. Whether or not you plan to be present kindly complete, date and sign the enclosed proxy exactly as your name appears on the envelope containing this Notice of Annual General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith.

        Joint holders of Ordinary Shares should take note that, pursuant to Article 14.13 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

By Order of the Board of Directors,

Edouard Cukierman	Shmuel Koren
Chairman of the Board of Directors	President and Chief Executive Officer

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

B.O.S. Better Online Solutions Ltd.

20 Freiman Street
Rishon Le Zion 75101
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on September 24, 2008

PROXY STATEMENT

        This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 4.00 nominal value (the “Ordinary Shares”), of B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) in connection with the solicitation of proxies to be voted at the Annual Meeting of Shareholders of the Company (the “Meeting”) to be held in Israel at the offices of Catalyst Fund L.P., at 3 Daniel Frisch St., 11th floor, Tel-Aviv, Israel, on September 24, 2008 at 14:00 p.m. local time, and thereafter as it may be adjourned from time to time.

At the Meeting, shareholders of the Company will be asked to vote upon the following matters:

1.	To reelect Messrs. Edouard Cukierman, Joel Adler, Ronen Zavlik and Dan Hoz and to elect Messrs. Gérard Limat, Guillaume Binder and Jacob Neuhof to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.	To elect two external directors to the Company’s Board of Directors, to hold office for three years, starting from the respective expiration of the terms of the Company’s existing external directors.

The candidates recommended by the Board are: Ms. Nelly Assouline and Mr. David Golan.

3.	To approve the compensation to be paid to the Company’s external directors.

4.	To approve the compensation to be paid to the Company’s directors who are not Company employees or consultants.

5.	To reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company’s Independent Auditors.

6.	To receive the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2007.

7.	To transact such other business as may properly come before the Meeting or any adjournments thereof.

        A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. By appointing “proxies,” shareholders may vote their Ordinary Shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendations of the Board of Directors of the Company. The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice of Annual General Meeting of Shareholders enclosed with this Proxy Statement. If any other business is properly brought before the Meeting, however, it is the intention of the persons named as proxies to vote in respect thereof in accordance with their best judgment. Shares represented by executed and unrevoked proxies will be voted. Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange (“TASE”) may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israeli Companies Regulations (Proof of Ownership for Voting in General Meeting), 2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at 20 Freiman Street, Rishon Le Zion, 75101 Israel, Attention: Mr. Eyal Cohen. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

        The proxy solicited hereby may be revoked at any time prior to its exercise by means of a written notice delivered to the Company at its mailing address, which is, in Israel, 20 Freiman Street, Rishon Le Zion, 75101 Israel or in the United States, c/o American Stock Transfer & Trust Company, 6201 15th Avenue, Brooklyn, New York 11219, USA, by the substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting.

        The Company expects to mail this Proxy Statement and the enclosed form of proxy to shareholders on or about August 21, 2008. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, telegraph, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of Ordinary Shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

        Shareholders Entitled to Vote. Only holders of record of Ordinary Shares at the close of business on August 19, 2008 are entitled to notice of and to vote at the Meeting. The Company had 12,211,187 Ordinary Shares issued and outstanding on August 12, 2008, each of which is entitled to one vote on each matter to be voted on at the Meeting. The Articles of Association of the Company do not provide for cumulative voting for the election of the directors or for any other purpose. The presence, in person or by proxy, of at least two shareholders holding at least 33 1/3% of the voting rights, will constitute a quorum at the Meeting.

        Votes Required. Proposals 1,3,4 and 5 are ordinary resolutions which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

        Proposal 2 is a special resolution which requires the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage, provided that such majority must either include at least one third of the shares of Non-Controlling Shareholders voted on the matter, or the total shares of Non-Controlling Shareholders voted against the election may not represent more than one percent of the voting rights of the Company.

        The presentation to our shareholders for consideration of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2007 described in Proposal 6 does not involve a vote of our shareholders.

I.	PRINCIPAL SHAREHOLDERS

        The following table sets forth, as of August 12, 2008, information to the best of the Company’s knowledge, as to each person known to the Company to be the beneficial owner of more than five percent (5%) of the Company’s outstanding Ordinary Shares and as to all directors and officers of the Company as a group. Except where indicated, to the best of the Company’s knowledge based on information provided by the owners, the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to those shares. Applicable percentage ownership in the following table is based on 12,211,187 shares outstanding as of August 12, 2008.

	Shares Beneficially Owned
Name and Address	Number	Percent

Catalyst Fund, L.P.(1)(2)
3 Daniel Frisch Street,
Tel-Aviv 64731, Israel	2,117,252	17.34%

SITA SA(3)
27 Route de GY,
1252 Meinier, Geneva
Switzerland	878,670	7.20%

D.S. Apex Holdings Ltd.(4)
Discount Tower, 23 Yehuda Halevi St.,
Tel-Aviv 65136, Israel	1,347,692	11.04%

Officers and directors as a group (5)	434,615	3.56%

(1)  “Catalyst Fund” refers collectively to Catalyst Fund L.P., Catalyst Fund II L.P. and Catalyst Fund III, L.P., all of which are limited partnerships organized and existing under the laws of the State of Israel, and which share the same general partner, Catalyst Investments L.P. Mr. Edouard Cukierman, the Chairman of the Company’s Board of Directors, may be deemed to have sole voting and dispositive power with respect to the shares held by Catalyst Fund. Mr. Cukierman disclaims beneficial ownership in such shares, except to the extent of his proportionate interest in them as an indirect shareholder in the general partner of Catalyst Fund.

(2)  Does not include 270,907 warrants to purchase Ordinary Shares of the Company.

(3)  Gérard Limat, a member of our board of Directors is the Chairman of SITA SA and may be deemed to have sole voting and dispositive power with respect to the shares held by SITA SA.

(4)  Refers to the holdings of D.S. Apex Holdings Ltd. and its subsidiaries. Does not include 270,907 warrants to purchase Ordinary Shares of the Company.

(5)  Does not include 1,671,588options to purchase Ordinary Shares of the Company granted and currently held by officers and/or directors of the Company.

II.	RESOLUTIONS

1.	ELECTION OF DIRECTORS

        At the Meeting, the shareholders are requested to elect seven nominees to serve on the Board of Directors, Messrs. Edouard Cukierman, Joel Adler, Ronen Zavlik and Dan Hoz will be nominated for reelection. In addition, Messrs. Gérard Limat, Guillaume Binder and Jacob Neuhof are nominated for election. At the election of the Board, in accordance with its authority pursuant to the Company’s Articles of Association, Mr. Limat and Mr. Binder have been serving on the Board since April 2, 2008 and July 3, 2008 respectively.

        Section 239 of the Israeli Companies Law, 1999, requires that companies whose shares are publicly traded have at least two external directors on the board of directors. Their term of service is three years, and they may be elected to serve for up to two three-year terms. Dr. Yael Ilan and Prof. Adi Raveh currently serve as external directors and their terms of service shall expire in November 2008 and February 2009, respectively. The election of new external directors is presented in Proposal 2 below.

        The rest of the directors are elected at the annual general meeting of shareholders to serve until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified.

        Pursuant to the Company’s Articles of Association, the number of directors in the Company (including external directors) shall be determined from time to time by the annual general meeting, provided that it shall not be less than four nor more than eleven. If at a general meeting of the Company, new directors in the minimum amount specified pursuant to the Articles are not elected, the directors who held office until such time shall continue to hold office, until they are replaced by the Company’s general meeting.

        It is the intention of the persons named in the proxy to vote for the election of the seven nominees named below, each to hold office until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified, unless any office is vacated earlier pursuant to the relevant provisions of the Articles of Association of the Company. The Company is unaware of any reason why any nominee, if elected, should be unable to serve as a director. If any of the nominees are unable to serve, the persons named in the proxy will vote the shares for the election of such other nominees as the Board of Directors may propose. All nominees listed below have advised the Board of Directors that they intend to serve as directors if elected.

Nominees for the Board of Directors

Certain information concerning the nominees:

Name	Age	Position	Ordinary Shares beneficially owned*

Mr. Edouard Cukierman	43	Chairman of the Board	40,690	**
		of Directors

Mr. Joel Adler	54	Director	140,925	***

Ronen Zavlik	47	Director	-

Mr. Dan Hoz	37	Director	-

Mr. Gerard Limat	68	Director	-

Mr. Guillaume Binder	53	Director	-

Mr. Jacob Neuhof	63	-	275,567

*  does not include options held by the directors.

**  Mr. Edouard Cukierman holds 21,666 Ordinary Shares directly and an additional 6,424 Ordinary Shares through a wholly owned company, E.D.I European Development and Investments Ltd. and additional 12,600 Ordinary Shares through Cukierman & Co. Investment House Ltd. Mr. Edouard Cukierman may be deemed to have sole voting and dispositive power with respect to the shares held by Catalyst Fund. Mr. Cukierman disclaims beneficial ownership in such shares, except to the extent of his proportionate interest in them as an indirect shareholder in the general partner of Catalyst Fund. Mr. Edouard Cukierman serves as the Chairman of the Board and holds 648,876 options to purchase the Company’s Ordinary Shares.

*** Includes 140,925 Ordinary Shares held by Brada Investments Limited. Brada Investments Limited is discretionary trust of which Mr. Joel Adler, a director of the Company, is one of the beneficiaries

        Mr. Edouard Cukierman has been a director since May 2003, and Chairman of the Company since June 2003. Mr. Cukierman is the founder and CEO of Catalyst Investments and Chairman of Cukierman & Co. Investment House. Since 1993, Cukierman & Co. Investment House realized € 2.7 billion of Corporate Finance transactions. Mr. Cukierman is a former Board member of Orex, MTI Wireless and other technology companies. He was the President and CEO of the Astra Fund. He served as a Board member of Otto Capital, a Singapore based VC fund. He was the former President of the Supervisory Board of Citec-Environment and Services in Paris. He is currently a Board member of Lamina Technologies in Switzerland. He is also on the Board of Sar-El, an Israeli Defense Forces volunteer organization. He serves as an Officer of the IDF Spokesman Unit, and is part of the Hostage & Crisis Negotiation Team (Reserves). Mr. Cukierman holds an MBA from INSEAD, Fontainebleau, France and a B.Sc from the Technion – Israel Institute of Technology.

        Mr. Joel Adler has been a director since June 2005. Mr. Adler is a partner in Mishcon de Reya a leading law firm in London. He specializes in mergers & acquisitions and corporate finance work, in particular international corporate transactions. Mr. Adler advises a number of major Israel based companies on their business activities in the UK and Europe and on IPO of foreign companies on the London Stock Exchange (AIM). Mr. Adler joined Mishcon de Reya as a partner in 2006, from the London law firm of Speechly Bircham, where he was a partner from 1999. Previously Mr. Adler was head of the corporate department of Rakisons (now part of U.S. law firm Steptoe & Johnson). He gained his experience with other leading law firms in London: Herbert Oppenheimer Nathan & Vandyck (now Denton Wilde Sapte) and DJ Freeman. He is a member of the Israeli Bar and worked for the well-known Israeli law firm Caspi & Co. for two years. Mr. Adler holds a law degree from Bar Ilan University in Israel, and an LLM from London University. He was born and educated in Vienna.

        Mr. Ronen Zavlik has been a director since May 2003. He is a partner in the CPA firm of Grinberg-Zavlik, which he founded in 1987. His firm provides a wide range of audit, tax consultancy and CFO services to a wide variety of companies. Mr. Zavlik provides internal auditing services to a number of large companies whose shares are traded on the Tel Aviv Stock Exchange, including Ma’ariv Holdings Ltd., Extra Plastic Ltd., Rapid Vision Ltd., and Optima Management and Investments 66 Ltd. Mr. Zavlik holds a B.A. in Accountancy and Business Management from the College of Management in Tel-Aviv. Mr. Zavlik is a licensed CPA in Israel and a member of the Institute of Certified Public Accountants in Israel.

        Mr. Dan Hoz serves as CEO of Valor Computerized System Ltd., a provider of vertically integrated manufacturing productivity solutions to the PCB industry since 2002, following 5 years as the company’s CFO. Mr. Hoz also serves on the board of directors of Frontline PCB Solutions, a joint venture company between Valor and Orbotech. Previously, Mr. Hoz was the Vice President of Operations and Finance of CAM Division (Frontline), in Orbotech-Valor. Mr. Hoz is also a former Senior Auditor in the High Tech group of Deloitte Touche Tohmatsu. Mr. Hoz holds a B.A. in Accounting and Economics and an MBA (major in Finance) from Ben Gurion University of the Negev, and is a certified CPA.

        Mr. Gérard Limat has been a director of the Company since April 2008. Since 1968, Mr. Limat has held various managerial positions with the Dassault group, which operates in the civil aviation and the military sectors. Mr. Limat is also the founder and CEO of Dasnair, a business plane charter company. In addition, Mr. Limat serves as a director in Générale Immobilière Dassualt and in Cendres & Métaux SA, a company that produces semi-finished and finished products for the dental, jewellery and heavy industries. Mr. Limat is a French certified public accountant.

        Mr. Guillaime Binder has been a director of the Company since July 2008. Mr. Binder is a licensed lawyer in France and holds a Masters in Law from Paris University, a certificate of specalization in Corporate and Tax Law and a degree of superior accounting study (DECS). Mr. Binder serves as a director in several seed and startup companies, including First Care products and Neuronix.

        Mr. Jacob Neuhof founded Odem Electronic Technologies 1992 Ltd. in May 2002 and managed the company for 16 years. Between 2005-2007, Mr. Neuhof served as the Chairman of the Board of Odem Electronic Technologies. Odem was purchased by the Company in 2004-2005 and is its wholly owned subsidiary.  In the past, Mr. Neuhof served as Country Manager for Texas Instruments in Israel for a period of ten years and as a design engineer at General Signal Corp. Mr. Neuhof holds an Electrical Engineering degree from McGill University, Canada and an MBA with a specialization in Marketing from the University of Bridgeport, Connecticut.

Information regarding the incumbent external directors:

        Dr. Yael Ilan has been an external director since November 2002. Dr. Ilan is the president of Yedatel Ltd., an economic consulting company, and serves as a director of CI Systems in the technology sector. Until 1998, she served on the board of Bezeq – Israel’s Telecommunication Company in which she headed the committee of technological policy and infrastructure and was a member of the audit committee and the committee for strategic planning and investment. From 1998 through 2000 she served as an external director of Elron Industries. In 2000-01 she founded and managed Optichrom, an optical component start-up. From 1995 through 2000 Dr. Ilan served as the head of program of the Broad Band Communication, a consortium of MAGNET – the Israeli Government hi-tech cooperation initiative. From 2002, Dr. Ilan serves as the industrial coordinator in the Electrical Engineering Department of the Technion. In addition, from 2008, she serves as Ismart, MAGNET consortium, program manager. Dr. Ilan holds a Ph.D. in industrial engineering from Stanford University, a Ph.D. in physical chemistry from the Hebrew University and a Masters degree in business administration from the Hebrew University.

        Prof. Adi Raveh has been an external director since February 2003. Prof. Raveh is a professor and head of the B.A. Program at the School of Business Administration, Hebrew University, Jerusalem. Since 2007 he has been serving as a director in Sialo Technology Israel Ltd. In 2006 he was elected as an external director at Clal Insurance Company Ltd. Since 2002 he serves as the Chairman of the Board of Jerusalem Capital Markets Underwriting limited. He also served until 2008 as a director of Meitav – a Mutual Funds Management company (since 1995), and as a director of Peilim – a Portfolio Management company – part of Bank Hapoalim Group (since 1996). Since 1992 he is a director who represents the Hebrew University at Hi-Tech – a Technology Entrepreneurship located at Har-Hahotzvim, Jerusalem. Prof. Raveh also serves as a director of two start-up companies: A.D.M (Advanced Dialysis Methods Ltd.) and Virtouch Ltd. Between 1994-1999 he served as a director and a member of the executive committee of the Bank of Jerusalem, Ltd. Between 1996-1998 he served as a member of an ad-hoc committee of the Council of Higher Education. In 1999 he served as a member of the Budget Committee for Research at the Israel Science Foundation. Prof. Raveh holds a Ph.D. from the Hebrew University. He is the author of about 50 professional publications, was a visiting professor at Stanford University, Columbia University and Baruch College, N.Y., and has received a number of grants and honors.

        Dr. Ilan’s term as an external director ends on November 13, 2008 and Prof. Adi Raveh’s term as an external director ends on February 17, 2009.

Compensation of Directors and Officers

        The following table sets forth the aggregate compensation paid to or accrued on behalf of all directors and officers of the Company as a group for the year ended December 31, 2007:

	Salaries, Directors' Fees, Service Fees, Commissions and Bonuses	Pension, Retirement and Similar Benefits

All directors and officers as a
group (then 16 persons)	$1,551,790	$108,907

        Such remuneration does not include amounts expended by the Company for expenses, including business association dues and expenses, reimbursed to said officers, and other fringe benefits commonly reimbursed or paid by companies. Figure includes consulting and other fees paid to Cukierman & Co. Investment House Ltd., of which Mr. Edouard Cukierman, the Company’s Chairman, is (indirectly) a controlling shareholder.

        At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to elect the following persons to serve as members of the Board of Directors of the Company: Edouard Cukierman, Joel Adler, Ronen Zavlik, Dan Hoz, Gerard Limat, Guillaume Binder and Jacob Neuhof, to serve until the next Annual General Meeting of Shareholders and until their successors have been duly elected and qualified.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby in accordance with the votes designated therein.

2.	ELECTION OF EXTERNAL DIRECTORS

        At the Meeting, the Board of Directors will propose that Ms. Nelly Assouline and Mr. David Golan be appointed to serve as external directors of the Company, each for a term of three years.

        Dr. Yael Ilan and Prof. Adi Raveh currently serve as external directors of the Company and their term of service shall expire in November 2008 and February 2009, respectively. Ms. Nelly Assouline shall replace Dr. Yael Ilan and Mr. David Golan shall replace Prof. Adi Raveh.

        Section 239 of the Israel Companies Law, 1999, requires that companies whose share are publicly traded have at least two external directors on the board of directors. Under the Companies Law, the service term of an external director is three (3) years, and it may be extended for an additional three-year term. All other directors are elected annually. No person may be appointed as an external director if the person or the person’s relative, partner, employer, any other person to whom he is, directly or indirectly, subordinated or any entity under the person’s control, has or had within the preceding two years any affiliation with the Company or its controlling shareholder. The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above. The term “affiliation” includes: (1) an employment relationship; (2) a business or professional relationship maintained on a regular basis; (3) control; and (4) service as an office holder, including as a director. Furthermore, no person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as director, or if the person is an employee of the Israel Securities Authority or of an Israeli Stock Exchange. If at the time of election of an external director, all the others directors are of the same gender, at least one of the external directors nominated to be elected must be of the other gender. Under the Companies Law, an external director may be removed from office at the initiative of the board of directors at a special general meeting of shareholders, if the board resolves that the statutory requirements for his or her appointment as external director no longer exist, or that the external director has violated his or her duty of loyalty to the company. The shareholder resolution regarding the termination of office of an external director requires the same majority that is required for the election of an external director. The court may order the termination of the office of an external director on the same grounds, following a motion filed by a director or a shareholder of the company. If an external directorship becomes vacant, the board of directors is required under the Israeli Companies Law to convene a shareholders meeting immediately to appoint a new external director.

         The audit committee must include all of the external directors and any committee of the board of directors that is authorized to exercise any powers of the board of directors must include at least one external director.

        Set forth below is information about Ms. Nelly Assouline and Mr. David Golan, including their principal occupation, business history and any other directorships held.

        Ms. Nelly Assouline has been holding various positions in Dexia since 1989, most recently in Paris. Between the years 2001-2007 she has served as Deputy General Manager and Chief Financial Officer of Dexia Israel. She has set up and served as a board member of Dexia Israel Issuance Ltd. and of Dexia Operational Financing Ltd. Between the years 1989–2001 she was the senior executive funding director — Financial Markets in the Dexia Funding Department. Ms. Assouline holds a Post Graduate degree in Mathematics and Finance from the Dauphine University and an International Executive MBA from the Kellog University of Management (Northwestern and Tel-Aviv University).

        Mr. David Golan provides private investment banking, consulting and brokerage services. He currently serves as a director in several companies, including the Investec Bank since 1992, Clal Tourism Ltd., Cimatron Ltd. and Zoko Enterprises Ltd. In the years 1998-2000 he served as president of the Zeevi Investments group. Between 1997-1998, Mr. Golan served as president of Clal Trading Ltd. and between 1992-1997 he served as vice president Clal Trading Ltd. Between the years 1988-1992 Mr. Golan served as managing director of Gal Industries Ltd. Mr. Golan holds a bachelors degree in Economics and Statistics from the Hebrew University, an MBA from New York University and took part in a senior management course in IMD Lausaunne.

        Pursuant to the Israeli Companies Law, at least one of the elected external directors must have “accounting and financial expertise” and any other external director must have “professional qualifications” and/or “accounting and financial expertise” as such terms are defined by regulations promulgated under the law.

        The Companies Law provides that a nominee for a position of an external director shall have declared to the Company that he or she complies with the qualifications for appointment as an external director. Both of the proposed nominees have declared to the Company that they comply with the qualifications for appointment as external directors and that they intend to serve as an external directors if elected.

        The Board of Directors has determined that the nominees meet the legal requirements for an external director. Our Board of Directors has further determined that each of Ms. Assouline and Mr. Golan has accounting and financial expertise, as well as professional qualifications.

        At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to appoint Ms. Nelly Assouline as an external director of the Company, to hold office for a three year term commencing November 14, 2008 and to appoint Mr. David Golan as and external director of the Company, to hold office for a three year term commencing February 18, 2009.”

        According to the Companies Law, the affirmative vote of a majority of the Ordinary Shares represented at the meeting in person or by proxy and voting thereon is required to elect an external director, including at least one-third of the shares voted at the meeting by Non-Controlling Shareholders, or the total shares of the Non-Controlling Shareholders voted against the resolution do not represent more than one percent of the voting rights in the Company. For this purpose, abstentions are not counted as Non-Controlling Shareholder votes.

        A “Controlling Shareholder” is defined by the Israeli Companies Law as a person or entity that has the ability to direct the actions of the company (other than such ability that derives solely from a position as a director or officer), and including in particular the ability to nominate more than half of the Company’s directors or the ability to appoint the chief executive officer of the company. A person who holds at least 25% of the voting power is deemed to be a Controlling Shareholder, unless another person holds more than 50% of the voting power. Each shareholder should seek legal counsel as to whether such shareholder is deemed a “Controlling Shareholder”.

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby in accordance with the votes designated therein.

3.	APPROVAL OF COMPENSATION TO BE PAID TO THE COMPANY’S EXTERNAL DIRECTORS

        Under the Israeli Companies Law, the payment of compensation to an external director, within the meaning of the Israeli Companies Law, is required to be approved by the audit committee, board of directors and the shareholders, in that order. The form and amount of compensation of an external director, is governed by regulations promulgated under the Israeli Companies Law, and an external director is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service. According to the applicable regulations, in general, all external directors are required to receive the same compensation, an external director must be informed of the compensation prior to his or her acceptance of the nomination to serve as an external director and the compensation may not be modified during each three year term of service as an external director (other than to conform to the terms of a newly appointed external director). Under the applicable regulations, a company must pay its external directors compensation in the form of an annual fee and a per meeting attendance fee in an amount determined in such regulations.

        Subject to and effective as of the election of each of Ms. Assouline and Mr. Golan as external directors for the three-year term at the Meeting (see Proposal 2), and for the duration of their service in such capacity, it is proposed to pay to Ms. Assouline and Mr. Golan compensation in the form of an annual fee and a per meeting attendance fee equal to the “fixed” statutory amount applicable to companies of our size, as set forth from time to time, in the applicable regulations. Such compensation has been approved by our Audit Committee and the Board of Directors, subject to shareholder approval.

         In addition, in accordance with the resolutions of the Company’s shareholders on August 5, 2004 and June 29, 2005 the external directors shall receive 7,500 options to purchase the Company’s Ordinary Shares and if applicable, an additional amount of 7,500 options to purchase the Company’s Ordinary Shares on the third anniversary of their service as directors of the Company. The terms of the options are:

EXERCISE PRICE – equal to the average closing price of the shares on the Nasdaq Global Market on the 20 trading days preceding the appointment of the director.

OPTION TERMS – The Options will vest and become exercisable over a period of three years, in three equal parts as follows: 33.33% after one year from the date of grant, with an additional 33.33% becoming exercisable upon the expiration of each of the two years thereafter.

MAXIMUM OPTION TERM – Five years from grant.

PAYMENT – Payment for Ordinary Shares purchased upon exercise of Options must be made in full upon exercise of the Option, by cash or check or cash equivalent, or by the assignment of the proceeds of a sale of some or all of the shares being acquired upon exercise of an Option, or by any combination of the foregoing.

RESTRICTIONS ON TRANSFER OF PLAN SHARES – Options are exercisable in whole or in part at such times after the date of grant as set forth above. Options are exercisable during the lifetime of the Option holder only by such Option holder, and may not be assigned or transferred except by an advance approval of the Company’s Audit Committee, by will or by the laws of descent and distribution. Options shall be exercisable during the term the Option holder holds office as a director of the Company or within 60 days after leaving this position, with certain exceptions in the case of the Option holder’s death or disability.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, subject to and effective as of the appointment of Ms. Assouline and Mr. Golan as our external directors and for the duration of their service in such capacity, to pay to Ms. Assouline and Mr. Golan compensation in the form of an annual fee and per meeting attendance fee at the “fixed” statutory amounts and to issue to each 7,500 options to purcase ordinary shares as described in the proxy statement. “

Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby in accordance with the votes designated therein.

4.	APPROVAL OF COMPENSATION TO BE PAID TO THE COMPANY'S DIRECTORS WHO ARE NOT COMPANY EMPLOYEES OR CONSULTANTS

        On August 5, 2004 the Companies shareholders resolved that the remuneration to all directors of the Company (except for external directors), including directors who are not employees or consulting directors shall be in accordance with the rates paid to the Company’s external directors.

        Pursuant to a recent amendment to the Israeli regulations governing the rates paid to external directors, the applicable rates were increased.

        The Board believes that it in the best interest of the Company to no longer link the non employee/consulting directors’ compensation to the compensation paid to the external directors.

        Consequently, it is proposed that the compensation package for directors who are not employees or consulting directors shall remain at its current rates, without reflecting an increase as follows:

        NIS 1,440 as a meeting attendance fee and NIS 27,816 as annual fee. These amounts shall be linked to the Consumer Price Index as of June 2008. The directors shall be entitled to 60% of the attendance fee for a Board meeting held via teleconference and to 50% of such fee for a meeting held without convening (in accordance with section 103 of the Israeli Companies Law).

        In addition, in accordance with the resolutions of the Company’s shareholders on August 5, 2004 and June 29, 2005 the non employee/consulting directors shall receive 7,500 options to purchase the Company’s Ordinary Shares and if applicable, an additional amount of 7,500 options to purchase the Company’s Ordinary Shares on the third anniversary of their service as directors of the Company. * As previously resolved, in the Company’s shareholders meetings on August 5, 2004 and June 29, 2005 the terms of such options are as set forth under Proposal 3 above.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to approve the proposed compensation to all directors of the Company (including directors appointed in the future but excluding external directors) who are not employees or paid consultants of the Company.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby in accordance with the votes designated therein.

5.	REAPPOINTMENT OF INDEPENDENT AUDITORS

        The Board of Directors recommends that the shareholders reappoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young International, Ltd., as the independent auditors of the Company, until the next annual general meeting of shareholders. Kost, Forer, Gabbay & Kasierer have served as the Company’s independent auditors since the first quarter of 2002.

        The table below summarizes the audit and other fees paid and accrued by the Company and its consolidated subsidiaries to Kost Forer Gabbay & Kasierer, during each of 2006 and 2007:

	Year Ended December 31, 2007		Year Ended December 31, 2006
	Amount	Percentage	Amount	Percentage

Audit Fees	108,200	94%	62,000	76%
Audit-Related Fees(1)	-	-	20,000	24%
Tax Fees (2)	6,500	6%	-	-

Total	114,700	100%	82,000	100%

(1)	“Audit-related fees” are fees related to assurance and associated services that traditionally are performed by the independent auditor, including consultation concerning reporting standards.

(2)	“Tax fees” are fees for professional services rendered by the Company’s auditors with respect to tax advice related to acquisitions and tax compliance with the Israeli law for encouragement of investment, and issuance of annual tax reports.

*  Pursuant to the shareholders resolution of November 7, 2007, Mr. Cukierman is entitled to receive 400,000 options to purchase the Company’s ordinary shares for his services as active Chairman, and is not entitled to any additional compensation for his service on the Board.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, that Kost, Forer, Gabbay & Kasierer be, and they hereby are, reappointed as independent auditors of the Company, until the next Annual General Meeting of shareholders.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby in accordance with the votes designated therein.

6.	RECEIPT OF AUDITOR’S REPORT AND FINANCIAL STATEMENTS

        At the Meeting the shareholders shall receive and consider the Auditor’s Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2007. The Company’s Audited Consolidated Financial Statements were filed by the Company under Form 20-F with the US Securities and Exchange Commission and with the Israeli Securities Authority on June 30, 2008, and they appear on their respective websites: www.sec.gov and www.magna.isa.gov.il, as well as on the Tel–Aviv Stock Exchange website: maya.tase.co.il.

7.	OTHER BUSINESS

        The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Board of Directors knows of no business which will be presented for consideration at the Meeting other than the foregoing matters. If other matters not now known properly come before the Meeting, however, it is intended that the persons named as proxies or their substitutes will vote the Ordinary Shares in accordance with their best judgment with respect to such matters.

By Order of the Board of Directors,

Edouard Cukierman	Shmuel Koren
Chairman of the Board of Directors	President and Chief Executive Officer

August 2008